September 4, 2019

Duane A. Portwood
Chief Financial Officer
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, Illinois 60045

       Re: Akorn, Inc.
           Application for Qualification of Indenture on Form T-3
           Filed August 26, 2019
           File No. 022-29079

Dear Mr. Portwood:

        This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

        Refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the application

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Nicholas A. Dorsey, Esq.